UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD SPECIALIZED DISCLOSURE REPORT

Denison Mines Corp.
(Exact name of the registrant as specified in its charter)

Ontario, Canada	001-33414	98-0622284
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1100 – 40 University Avenue Toronto, Ontario	M5J 1T1
(Address of principal executive offices)	(Zip code)

Elizabeth Sidle

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_____________________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 – Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 – Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Denison Mines Corp. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01.

The Company’s ESTMA report is available on the Company’s website at https://denisonmines.com/site/assets/files/6613/2023-dmc_estma_report.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD

SECTION 3 – EXHIBITS

Item 3.01 – Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DENISON MINES CORP.

/s/ Amanda Willett
Date: September 25, 2024	Amanda Willett
Vice President Legal and Corporate Secretary

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